February 10, 2023

By Electronic Submission

Mr. Robert S. Littlepage

Mr. Joseph Cascarano

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEX Biometrics ASA
Form 20-F for the year ended December 31, 2021
Filed April 29, 2022
SEC File No. 001-39810

Dear Mr. Littlepage and Mr. Cascarano:

Please find below our response to the comments regarding the above referenced filing provided by you in a letter to us dated January 4, 2023. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response to the Staff’s comment in regular type.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Changes in Equity, page F-5

1.

We note your response to our prior comment and have considered the additional information you provided to us during our call with you on November 8, 2022 to explain the nature and purpose of the Company’s reduction in share premium to offset against accumulated loss. However, we object to the Company’s reclassification of share premium against accumulated loss. Please amend your Form 20-F for the fiscal year ended December 31, 2021 to restate your financial statements for the fiscal years ended December 31, 2020 and 2021 accordingly. Alternatively, provide a materiality analysis to support your conclusion that the impact of the error is not material.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comments on this matter. In response to the Staff’s comments, the Company has revised its presentation of accounting losses absorbed by Share Premium and will make the following presentation changes and disclosures in future filings:

•

Reclassify the allocated Share Premium from Accumulated Loss by creating a new reserve, Capital Reduction Reserve, on the Consolidated Statement of Financial Position and a column on the Consolidated Statement of Changes in Equity to reflect the absorption of accounting losses by the Share Premium. See below for the proposed presentation reflected on the Company’s Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity as of and for the year ended December 31, 2022.

Consolidated Statements of Financial Position ($000s)

	Note	December 31, 2022	December 31, 2021
Assets
Non-current assets:
Goodwill	8		$968
Intangible assets	8		1,965
Property, plant, and equipment	9		1,301
Right-of-use assets	10		357
Non-current receivables			87

Total non-current assets			4,678
Current assets:
Prepaid expenses			851
Inventory	13		1,234
Accounts receivable, other	11		703
Accounts receivable, trade	11		801
Cash and cash equivalents	14		33,759

Total current assets			37,348

Total assets			$42,026

Equity and liabilities
Share capital (NOK 0.15 par value per share, 1,166,326,584 and 1,010,388,454 shares issued and outstanding at December 31, 2022 and 2021, respectively.	15		$20,410
Share premium	15		9,452
Share-based payment reserve	15		21,414
Foreign currency translation effects	15		(12,312)
Capital reduction reserves	15		269,500
Accumulated loss	15		(270,739)

Total equity			37,725
Non-current liabilities:
Non-current lease liabilities	10		11

Total non-current liabilities			11
Current liabilities:
Accounts payable	12		685
Current lease liabilities	10		362
Public duties payable			393
Other current liabilities	12		2,850

Total current liabilities			4,290

Total liabilities			4,301

Total equity and liabilities			$42,026

Consolidated Statements of Changes in Equity ($000s)

	Share Capital		Share Premium		Share Based payment reserve		Foreign Currency Translation Effect		Capital Reduction Reserve*		Accumulated Loss*		Total Equity
Balance at December 31, 2019		$15,445		$197,639		$15,903		$(12,992)		$13,250		$(211,433)		$17,812
Share issuance		1,729		16,219		—		—		—		—		17,498
Share-based compensation		77		—		2,761		—		—		—		2,838
Net loss for the year		—		—		—		—		—		(26,754)		(26,754)
Allocation of Share Premium		—		(210,250)		—		—		210,250		—		—
Other comprehensive income		—		—		—		670		—		—		670

Balance at December 31, 2020		17,251		3,608		18,664		(12,322)		223,500		(238,187)		12,514

Share issuance		3,107		51,205		—		—		—		—		54,312
Share-based compensation		52		639		2,750		—		—		—		3,441
Net loss for the year		—		—		—		—		—		(32,552)		(32,552)
Allocation of Share Premium		—		(46,000)		—		—		46,000		—		—
Other comprehensive income		—		—		—		10		—		—		10

Balance at December 31, 2021		$20,410		$9,452		$21,414		$(12,312)		$269,500		$(270,739)		$37,725

Share issuance
Share-based compensation
Net loss for the year
Other comprehensive income

Balance at December 31, 2022	$		$		$		$		$		$		$

*	See Note 2: Basis of Presentation.

We propose adding the following disclosure in the notes to the financial statements to draw the reader’s attention to this presentation change:

Note to financial statements – Note 2: Basis of Presentation

During the year ended December 31, 2022, the Company revised its classification related to the presentation of Capital Reduction Reserve to reflect the legal decision of the absorption of historical accounting losses into Share Premium. Previously, the Company presented allocation of Share premium to absorb losses as a component of Accumulated Loss. The Company changed its presentation to reflect the amount of transfer losses to Share Premium separately from accumulated losses on the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity. The Company has applied this change to all periods.

We propose adding the following disclosure in the notes to the financial statements to describe the components of shareholders’ equity:

Note to financial statements – Note 3: Accounting policies - Other accounting policies

Equity is comprised of the following:

•

Share Capital: comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under the Norwegian Public Limited Liability Companies Act (the “PLLC Act”) (refer to Note 15: Share Capital and Share Premium).

•

Share Premium: comprised of: (1) the amount received attributable to Share Capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase and; (3) transfers into the Capital Reduction Reserve, (refer to Note 15: Share Capital and Share Premium).

•	Share Based Payment Reserve: comprised of Share-based payment reserve.

•	Foreign Currency Translation Effects: comprised of Currency Translation Difference.

•

Capital Reduction Reserve: comprised of the absorption of accumulated losses of the Company by the Share Premium, as resolved by the Company’s Board of Directors (refer to Note 15: Share Capital and Share Premium).

•	Accumulated Loss: is comprised of cumulative historical losses of the Company.

We propose including the below language in Note 15. Although the amounts are presented in the primary financial statements, this additional language will explain the underlying decision and have the effect of making certain that financial statement users understand the transfer made of Share Premium.

Note to the financial statements – Note 15: Share Capital and Share Premium:

During the years ended December 31, 2021 and December 31, 2020, the Board of Directors, approved the transfer of $46.0 million and $210.3 million, respectively, of Share Premium to absorb uncovered losses as allowed under Norwegian law. As a result, Share Premium has been reduced by a cumulative amount of $269.5 million as of the year ended December 31, 2021 and $223.5 million as of the year ended December 31, 2020 against Capital Reduction Reserve. The transfer has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Analysis of Current Presentation

We do not believe the current presentation of the components of equity is inappropriate under IFRS, however we acknowledge there are other acceptable alternative presentations. As a result, we do not believe it is necessary amend and restate the 2021 Consolidated Financial Statements to be compliant with IFRS. We believe the original presentation reflects the change of legal and economic nature of the absorption in an area in which IFRS does not have explicit guidance and there is diversity in other regulatory environments. We also do not believe that the reclassification materially impacts a reasonable investor’s understanding of our financial position as discussed further below. Accordingly, we do not believe any revision of the financial statement should be considered a correction of an error, but we believe that the suggested change in presentation noted above, should be treated as a reclassification in the 2022 Consolidated Financial Statements. We believe this is consistent with how similarly situated issuers have treated similar changes previously.

The components of equity historically presented by the Company are consistent with widespread practice in Norway and other jurisdictions where the presentation of equity components often is aligned with the local regulation and reflect the legal nature and status of equity components based on local law. We believe the IFRS framework and standards are purposely not prescriptive regarding the components in equity to allow compatibility with different legal requirements. The Share Premium of the Company has been permanently reduced due to the decision by the Company’s management and resolution by the Board of Directors to cover part of the accounting losses by allocation from one unrestricted equity component (i.e., Share Premium) to another unrestricted equity component (i.e., Accumulated Loss).

We believe that the legal framework in Norway with respect to the legality of distributions and the legal practices that unrestricted equity components (which for the Company is all the equity reserves other than share capital) are available for distribution support the presentation of the approved reduction in share premium and corresponding transfer to the accumulated losses in the 2021 financial statements.

Furthermore, the Company is dual listed on Nasdaq and the Oslo Stock Exchange, and we have identified several companies on the Oslo Stock Exchange using IFRS that also recorded loss allocations against share premium in 2020 and 2021 in order to align with the changed legal status of such reserves following the legal decision to absorb accumulated losses by unrestricted share premium equity component, as allowed by Norwegian Company Law. Accordingly, we believe an inability to reduce share premium in a transparent manner could create confusion among investors in Norway giving the diverse presentation.

We also continue to believe there is no specific guidance on the transfer among equity components in the consolidated statement of changes in equity in the IFRS standards. Paragraph 106 in IAS Presentation of Financial Statements requires disaggregation of equity into various components that should be identified in the Consolidated Statements of Changes in Equity and IAS 1.107 provides examples of such components without defining them. The Conceptual Framework 4.66, 7.12 and 7.13 reference legal, regulatory or other requirements that can affect particular components of equity, such as share capital and retained earnings. Furthermore, paragraph 23 in IFRS 2 Share-based Payment states “However, this requirement does not preclude the entity from recognising a transfer within equity, i.e. a transfer from one component of equity to another.” The wording in IFRS 9.B5.7.1 is another example illustrating the lack of prescription provided in the IFRS standards on equity components: “Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss. However, the entity may transfer the cumulative gain or loss within equity.” BC.5.26 in IFRS 9 Financial Instruments states “An entity may transfer the cumulative gain or loss within equity. In the light of jurisdiction-specific restrictions on components of equity, the IASB decided not to provide specific requirements related to that transfer.” In summary, equity components are not defined by IFRS and IFRS acknowledges that local laws and regulations may impact their nature. Furthermore, there is no prescriptive guidance restricting transfers between components, and there are examples within the IFRS requirements explicitly allowing for such transfers. Also, we are not aware of any accompanying literature that suggests any prescriptiveness on this matter. On this basis, we do not believe the previous presentation policy is necessarily in conflict with the requirements of IFRS.

Materiality Assessment

As explained above, we do not believe the revision of the presentation necessitates an amended Form 20-F for the fiscal year ended December 31, 2021. Reissuance of previously issued financial statements via a restatement is not addressed by IFRS, but IAS 8 Accounting Policies, Changes in Accounting Estimate and IFRS Practice Statement 2 Making Materiality Judgements provides guidance on materiality that we have assessed.

We also considered aspects as to whether users of the financial statements may consider a reclassification material, noting that we do not believe they would. Investors are primarily interested in our revenue pipeline and control of our operating expenses. The reclassification would not impact either of those items. The reclassification only impacts two components within equity and does not change total equity. It also has no impact to total assets, total liabilities or total shareholders’ equity in the Consolidated Statements of Financial Position of the Company as of December 31, 2021. In addition, there was no impact to the Consolidated Statement of Profit and Loss of the Company or to the Consolidated Statement of Cash Flows of the Company. As originally presented, the transfers from Share Premium to Accumulated Losses were on separate lines of the Consolidated Statement of Changes to Equity and thus allowed users of the financial statements to easily identify the items. With our listing on the Oslo Stock Exchange and related financial reporting obligations, we contend that restating the 2021 Form 20-F financial statements could lead to investor confusion as there would be two different issued financial statements.

We have also considered the guidance in SAB 99, “Materiality”, which provides several considerations to evaluate materiality. While the amount involved alone is not insignificant, the impact of the reclassification is not material. The current presentation of a separate line showing the reclassification, was made such that the nature and impact of the transfer was transparent to the users of the financial statements. The reclassification is within equity and thus has no impact on total equity, total assets and total liabilities. Further, we note that the reclassification (1) does not arise from an estimate; (2) does not impact net income or mask any trend in earnings; (3) does not hide a failure to meet analysts’ consensus expectations; (4) did not result in a change from an income to a loss position or vice versa; (5) does not materially impact a segment or business that plays a significant role in the Company’s operations or profitability; (6) did not have any impact on our compliance with any regulatory requirements; (7) did not impact our financial covenants and contractual requirements; (8) was unrelated to metrics impacting management compensation; and (9) did not involve concealment of an unlawful transaction. We concluded that none of these considerations would indicate that the proposed revision would be considered material.

As a result of our assessment, we believe that there is not a substantial likelihood that a reasonable person would consider the presentation reclassification as material to the previously issued financial statements or to have significantly altered the total mix of information available. We will, as explained and illustrated above, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, retrospectively present the reclassification for all periods presented in our upcoming 2022 Form 20-F to conform to current period presentation.

2.

We note from your prior response that in order to be eligible for the SkatteFUNN government grant program you were required to meet certain equity ratio criteria. Please tell us if a restatement of the reclassifications of share premium against accumulated deficit will impact your ability to receive or retain funds received under the grant program. Also, in light of your restatement of the reclassification of share premium against accumulated deficit, please provide risk factor disclosure regarding your ability to comply with the conditions of the government grant program SkatteFUNN, and your ability to retain previously received funds as well as recognize future SkatteFUNN receipts. We refer you to paragraph 7 of IAS 20.

Response to Comment 2:

The SkatteFUNN government grant program considers the subscribed capital to determine whether a company is in distress and is, therefore, ineligible for a grant. The ratio is that all other components of equity combined, must be less than half the sum of share capital and share premium as reported in the financial statements. It should be noted that all other equity reserves, such as other paid in capital, foreign currency translation reserve, accumulated losses are part of other components of equity. The addition of the proposed Capital Reduction Reserve would also be considered part of the “all other components” of equity. Therefore, the proposed presentation change would not impact the Company’s ability to receive or retain funds received under the SkatteFUNN program. The reclassification will therefore not impact the reasonable assurance threshold assumed by paragraph 7 of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

We do intend to add a risk factor regarding our ability to obtain future grants as shown below.

We have received grants and subsidies in the past that we may not receive in the future.

We have received various grants and subsidies to fund our research and development programs from various funding organizations. Furthermore, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. There is no assurance that granting bodies and agencies will continue to provide grants or that our programs will continue to qualify for grants.

3.

In a related matter, please tell us your consideration of management’s assessment of the effectiveness of ICFR in light of the restatement. If no consideration will be given, please explain why. That is, please explain to us why you believe internal controls over financial reporting continue to be effective in light of the error and why no modifications to the disclosures contained management’s report, including any material changes made to ICFR, are required.

Response to Comment 3:

The controls over the recording and reporting of the transfer among equity components due to the legal transaction were performed by the VP-Finance, CFO, Audit Committee and Board of Directors as part of the financial statement preparation process. As part of the review, IFRS guidance was considered with management noting there was no specific guidance on the transfer among equity components in the consolidated statement of changes in equity in the IFRS standards. As described in our response to comment 1, we identified several other areas of IFRS guidance that addressed the economic and legal nature of equity transactions and transfers within equity. Additionally, we consulted legal advisors for an evaluation of Norwegian Company Law and were advised that the allocation of share premium to uncovered losses was allowed. As noted in our materiality assessment above, we do not believe the materiality considerations indicate that the reclassification within equity would be considered material. As such, in proposing to not amend our 2021 Form 20-F, but to change the presentation in our 2022 Form 20-F reflecting the reclassification for all periods presented and in considering materiality, we believe our controls over financial were and continue to be effective.

In connection with this response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at eileen.wynne@idexbiometrics.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Eileen Wynne
Eileen Wynne
Interim Chief Financial Officer

cc: Joshua A. Kaufman, Cooley LLP